March XX, 2011

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Dear «Title»  «LastName»:

As a follow up to my presentation “The AFL-CIO Housing Investment Trust: Job Generating Investments” at the  BAC Joint Labor-Management Craft Committees Meeting in San Diego last month, I am providing you with additional information on the Housing Investment Trust.  The Trust is a $3.9 billion investment grade fixed-income mutual fund with a 45-year track record of success in generating competitive returns and the vital collateral benefits of union construction jobs and affordable housing for working people.  The International Union of Bricklayers and Allied Craftworkers is a founding investor in the Trust, which has 348 participants including 17 BAC affiliates with $92 million invested.  We are seeking your support for additional investment in the Housing Investment Trust.

For the past 18 consecutive calendar years, the Housing Investment Trust has outperformed its benchmark, the Barclays Capital Aggregate Bond Index (Barclays Aggregate) on a gross basis (11 of those years on a net basis).  The Trust’s outperformance relative to the Barclays Aggregate tends to increase during periods of market stress.   In particular, for 2008, when most fixed-income investments were challenged, the Trust’s gross and net returns not only exceeded the Barclays Aggregate, but significantly exceeded many fixed-income investments that produced negative, or smaller positive, returns.

The Trust provides diversification from other fixed-income investments and equities because it does not invest in corporate bonds. It substitutes government/agency guaranteed or insured multifamily mortgage-backed securities (MBS) with prepayment protection for the corporate bonds and some Treasury and agency debt in the Barclays Aggregate. Since government/agency multifamily MBS generally offer higher yields than securities with similar credit and interest rate risk, the Trust’s portfolio is designed to offer superior risk-adjusted returns relative to the benchmark.  (Please see Attachment A for more information about performance.)

The Trust outperformed the Barclays Aggregate and other investment classes over the 10-year period ending December 31, 2010 with growth of 78%.  The Trust’s returns have shown a 95% correlation with the Barclays Aggregate over this period, but are negatively correlated with equity and real estate indices and not highly correlated with corporate bond indices.

As a response to extremely high unemployment in the construction trades, the Trust launched the Construction Jobs Initiative in 2009, with the goal of creating 10,000 union construction jobs by this spring. With over $1.5 billion of development investment value leveraged by $700 million in Trust financing, over 9,000 union jobs have been created and the Trust is poised to meet the 10,000 goal. Since one out of eleven on-site union construction jobs, on average, goes to a BAC member, 10,000 union construction jobs translates to over 900 jobs for BAC members. The Trust’s large and growing pipeline of projects across the country should provide attractive future investment opportunities in the high credit quality multifamily MBS that the Trust purchases to finance the construction.

We are actively seeking additional capital from current participants and new pension fund investors to support the AFL-CIO Housing Investment Trust in continuing its job creation efforts, which also provide significant opportunities for capital growth and strong returns.  I am enclosing an additional copy of the Trust’s Prospectus, a Detailed Overview of strategy and performance, the 2010 Annual Report, a report on the success of the Trust’s Construction Jobs Initiative through yearend 2010, and the Fourth Quarter 2010 Commentary by our Chief Portfolio Manager. Please contact me at 202-331-8055 for additional information on the Housing Investment Trust.

Sincerely,

Ted S. Chandler

Enclosures

Attachment A

Growth of an Investment in the AFL-CIO Housing Investment Trust
Relative to Alternatives

10 Years ending December 31, 2010

Investment	Percent Change	Correlation1
AFL-CIO Housing Investment Trust	+78%	--
Barclays Capital Aggregate Bond Index	+76%	+0.95
U.S. Bloomberg REIT Index	+51%	-0.13
U.S. NYSE	+15%	-0.29
Dow Investment Grade Corporate Index	+13%	+0.63
U.S. Dow Jones	+7%	-0.24
United Kingdom FTSE	+3%	-0.36
U.S. S&P	-5%	-0.27
Japan Nikkei 225	-26%	-0.47
Source: Haver Analytics, Bloomberg and the AFL-CIO Housing Investment Trust

The performance data quoted represents past performance and is no guarantee of future results. Periods over one year are annualized. Periods over one year are annualized.  Investment results and principal value will fluctuate so that units in the Trust, when redeemed, may be worth more or less than the original cost. The Trust’s current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end is available from the Trust’s website at www.aflcio-hit.com. Gross performance figures do not reflect the deduction of Trust expenses.  Net performance figures reflect the deduction of Trust expenses and are the performance figures investors experience in the Trust.  Information about Trust expenses can be found on page 1 of the Trust’s current prospectus.

1Correlation to the Trust of monthly year-over-year changes in indices.